UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 1-12619

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For period ended: June 30, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Ralcorp Holdings, Inc.
(Full name of registrant)

800 Market Street
St. Louis, Missouri 63101
(Address of principal executive offices)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

       On May 7, 2012, Ralcorp Holdings, Inc. (the “Company”) filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the previously issued fiscal 2011 financial statements contained in the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2011 (the “2011 Annual Report”) and the first quarter fiscal 2012 financial statements contained in the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2011 (the “Q1 2012 Quarterly Report”) should not be relied upon and that those financial statements would be restated to make the necessary accounting corrections. These restatements relate to the Company’s non-cash goodwill impairment charge related to the Post brand cereals business. In connection with this matter, the Company re-evaluated its conclusions regarding the effectiveness of its disclosure controls and procedures and its internal control over financial reporting for the affected periods and determined that a material weakness existed as of September 30, 2011 and December 31, 2011. The Company had previously concluded in the 2011 Annual Report that its internal control over financial reporting and disclosure controls and procedures were effective as of September 30, 2011. In addition, the Company had previously concluded in its Q1 2012 Quarterly Report that its disclosure controls and procedures were effective as of December 31, 2011. As a result of the material weakness, the Company has now concluded that such controls were ineffective. Accordingly, the Company will restate its disclosures as of September 30, 2011 and December 31, 2011 to include the identification of a material weakness related to its restatement.

                       On June 13, 2012, the Company filed with the Securities and Exchange Commission a Current Report on Form 8-K announcing that the Company had identified additional errors in the financial statements referred to above, that the fiscal 2010 and 2009 financial statements included in the 2011 Annual Report and the financial statements included in Ralcorp’s Quarterly Reports on Form 10-Q for the fiscal quarters ended December 31, 2010 (the “Q1 2011 Quarterly Report”), March 31, 2011 (the “Q2 2011 Quarterly Report”) and June 30, 2011 (the “Q3 2011 Quarterly Report”) should also no longer be relied upon because of errors in those financial statements, and that those financial statements would be restated to make the necessary accounting corrections. These additional errors relate to the condensed consolidating financial information included in Note 22 of the 2011 Annual Report and Note 17 in each of the Q1 2012 Quarterly Report, the Q1 2011 Quarterly Report, the Q2 2011 Quarterly Report and the Q3 2011 Quarterly Report and do not impact the Company’s consolidated balances and amounts. In connection with the additional errors, the Company has concluded an additional material weakness existed during the periods referred to above and that internal control over financial reporting and disclosure controls and procedures were ineffective during the periods covered by the financial statements referred to above.

                       Because the material weaknesses are still outstanding, the Company has also concluded that its disclosure controls and procedures were ineffective as of March 31, 2012 and June 30, 2012 and expects that its Quarterly Report on Form 10-Q for the fiscal quarters then ended will reflect such conclusion.

                      The Company is diligently working to complete the restatements. Because of the additional time required to finalize the necessary accounting corrections which will impact the periods to be presented therein, the Company does not expect to complete the preparation of its financial statements for the fiscal quarter ended June 30, 2012 within the prescribed time period for the filing of its Quarterly Report on Form 10-Q.

PART IV
OTHER INFORMATION

(1)	The name and telephone number of the person to contact in regard to this notification is Gregory A. Billhartz, (314) 877-7125.

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report.     ☐  Yes   ☒  No

The Company has not filed its Quarterly Report on Form 10-Q for the period ended March 31, 2012 for the reasons set forth above under Part III.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒  Yes    ☐ No

               If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company completed the separation of the Post cereals business on February 3, 2012. The operations of the Post brand cereals business will be presented as discontinued operations for all periods presented in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012. In addition, the Company’s results for the fiscal period ended June 30, 2012 will include the operations of the North American private brand refrigerated dough business of Sara Lee Corp., which the Company acquired on October 3, 2011, the operations of Pastaficio Annoni S.p.A., which the Company acquired on December 28, 2011, the operations of Petri Baking Products, Inc., which the Company acquired on May 22, 2012, and the operations of Gelit S.r.l., which the Company acquired on June 15, 2012. Additionally, the Company expects that its results of operations for the fiscal quarter ended June 30, 2012 will be impacted by lower volumes and higher raw material and freight costs, offset in part by an overall increase in net pricing. As a result of these factors, the Company expects that the Quarterly Report on Form 10-Q will reflect a change in the results of operations from the fiscal quarter and nine months ended June 30, 2011.

Forward-Looking Statements

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Form 12b-25. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this Form 12b-25. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, the anticipated impact of the adjustments, the timing of the Company’s restatement of its financial statements, the Company’s ability to file its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 by the extension of the deadline and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. The Company disclaims and does not undertake any obligation to update or revise any forward-looking statement in this Form 12b-25.

Ralcorp Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 10, 2012	By: /s/ S. Monette
S. Monette
Corporate Vice President and Chief Financial Officer